SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549


                              FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the plan year ended December 31, 1995


          or


     [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ______ to _______

Commission File Number: 1-11978

          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          THE MANITOWOC COMPANY, INC. RSVP PROFIT SHARING PLAN

          B. Name of the issuer of securities held pursuant to the plan and the address of its principal executive office:

                     THE MANITOWOC COMPANY, INC.
                         500 So. 16th Street
                         Manitowoc, WI 54220







                         REQUIRED INFORMATION

The following financial statements and schedules of The Manitowoc
Company, Inc. RSVP Profit Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.





THE MANITOWOC COMPANY, INC.
RSVP PROFIT SHARING PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1995
AND THE PERIOD FROM JULY 3, 1994 TO DECEMBER 31, 1994



Report of Independent Accountants

To the Administrative Committee of
The Manitowoc Company, Inc.
RSVP Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of The Manitowoc Company, Inc. RSVP Profit Sharing Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1995 and the period from July 3, 1994 to December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The statement of net assets available for plan benefits as of July 2, 1994 and the statement of changes in net assets available for plan benefits for the year ended July 2, 1994, were audited by other auditors whose report, dated October 3, 1994, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 and the period from July 3, 1994 to December 31, 1994, in conformity with generally accepted accounting principles.


\s\ Coopers & Lybrand LLP
Milwaukee, Wisconsin
May 9, 1996



THE MANITOWOC COMPANY, INC.
RSVP PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS as of December 31, 1995, December 31, 1994 and July 2, 1994



                                                             December 31,
                                                        -------------------
                                                         1995           1994        July 2, 1994
                                                     ------------   ------------    ------------
Investments in The Manitowoc Company, Inc.
     Employees' Profit Sharing Trust, at market      $ 85,115,706   $ 86,271,129    $ 84,099,032


Contributions receivable                                1,326,502        417,306       1,103,153
                                                     ------------   ------------    ------------

            Net assets available for plan benefits   $ 86,442,208   $ 86,688,435    $ 85,202,185
                                                     ============   ============    ============

The accompanying notes are an integral part of these financial statements.


THE MANITOWOC COMPANY, INC.
RSVP PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1995, the period from July 3, 1994 to December 31, 1994 and for the year ended July 2, 1994




                                                                   Year/Period Ended
                                                       ------------------------------------------
                                                               December 31,
                                                       ---------------------------
                                                           1995           1994       July 2, 1994
                                                       ------------   ------------   ------------
Additions to net assets attributed to:
  Income from The Manitowoc Company
     Employees' Profit Sharing Trust                   $  8,226,154   $  2,750,809   $  5,696,084


Contributions:
  Employer                                                1,244,372        417,306      1,132,966
  Participants                                            1,422,715        679,941      1,108,442
  Participant rollover                                      280,065      1,497,247      2,190,920
                                                       ------------   ------------    -----------
                                                          2,947,152      2,594,494      4,432,328
                                                       ------------   ------------    -----------
         Total additions                                 11,173,306      5,345,303     10,128,412


Deductions from net assets attributed to:
  Benefits paid to participants                         (11,583,122)    (4,115,628)    (7,186,642)
                                                       ------------   ------------    -----------
         Net (decrease) increase before transfers          (409,816)     1,229,675      2,941,770

Net transfers from (to) other plans                         163,589        256,575       (771,633)
                                                       ------------   ------------    -----------
Net (decrease) increase                                    (246,227)     1,486,250      2,170,137

Net assets available for plan benefits:
  Beginning of period                                    86,688,435     85,202,185     83,032,048
                                                       ------------   ------------    -----------
  End of period                                        $ 86,442,208   $ 86,688,435    $85,202,185
                                                       ============   ============    ===========

The accompanying notes are an integral part of these financial statements.



THE MANITOWOC COMPANY, INC.
RSVP PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS



1. PLAN DESCRIPTION:

a. General: The Manitowoc Company, Inc. RSVP Profit Sharing Plan (the "Plan") is a defined contribution plan covering substantially all salaried and non-union hourly employees of Participating Companies of The Manitowoc Company, Inc. (the "Company"). Participating Companies to the Plan include the Company and all current subsidiaries and affiliates of the Company, excluding The Shannon Group, which was purchased by the Company on December 1, 1995. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. Fiscal Year: The Plan agreement specified that the Plan year correspond with the fiscal year of the Company. The Company changed to a calendar year end effective December 31, 1994; as such, the Plan also changed to a calendar year end effective December 31, 1994. Therefore, the Statements of Net Assets and the Statements of Changes in Net Assets Available for Plan Benefits for the period from July 3, 1994 to December 31, 1994 are also presented in these financial statements.

c. Contributions: Participants may make voluntary pre-tax contributions to their accounts in whole percentages between 1%
and 10% of eligible compensation, up to a maximum of $9,240
(adjusted annually).  Participant contributions are not required.

Contributions to the Plan may be made by the Company in the form of a profit sharing contribution or a matching contribution, which are credited to the individual accounts of the participants. A variable profit sharing contribution is made to the Plan annually based upon a formula for each Participating Company as defined in the Plan document. A fixed profit sharing contribution is made to the Plan annually equal to 3% of each participant's eligible compensation for the Plan year. Matching contributions are made by each Participating Company to a participant's account in the form of a basic matching contribution which equals 25% of the first 5% of eligible compensation contributed, or an incentive matching contribution which is equal to 100% of the first 3% of eligible compensation contributed to the Company Stock Fund. Participants who are awarded incentive matching contributions may also receive a basic matching contribution equal to 25% of an additional 2% of eligible compensation contributed.

Annual contributions to a participant's account are limited to the lesser of $30,000 (or, if greater, 25% of the dollar limitation in effect under Section 415 of the Internal Revenue
Code), or 25% of the participant's compensation for the year.

d. Participant Accounts: Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions and an allocation of Plan earnings, and reduced for withdrawals. Plan earnings are determined and credited to each participant's account on a monthly basis in accordance with the proportion of the participant's account to all accounts.

e. Vesting: Participants have a non-forfeitable, vested right to the entire amount voluntarily contributed, and earnings thereon, and may withdraw the total of such amount in accordance with the provisions of the Plan. The participant's account attributable to employer contributions vests at the rate of 20% at the end of each year of credited service for five years. Participants who leave the Company because of normal retirement, disability retirement or death are considered to be 100% vested.

f. Investments:  The Plan's investments are commingled with other
Company sponsored plans in The Manitowoc Company, Inc. Employees'
Profit Sharing Trust (the "Trust"). There are six Trust investment options in which Plan participants may elect to invest. The election must be done in multiples of 5%.

The investment options are as follows:

Capital Preservation Fund - invests mainly in guaranteed insurance contracts in order to provide market stability and consistent interest return.

Equity Fund - invests in a medium size company capital growth fund managed by the Nicholas Fund, Inc. to provide increased growth through market appreciation.

Balanced Fund - invests in a mutual fund managed by the Brinson
Trust Company, which invests in a balanced mix of equity and fixed income securities.

GNMA Bond Fund - invests in mortgage-backed bonds issued by the Government National Mortgage Association (GNMA). This fund is managed by SEI Financial Management Corporation.

Small Cap Fund - invests mainly in stocks of small companies and is managed by SEI Financial Management Corporation.

Company Stock Fund - invests in The Manitowoc Company, Inc.
common stock.

g. Distributions: Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65; death or disability, if earlier, or termination of employment. A participant who has reached age 55 upon termination of employment has the right to maintain his vested account balance in the Plan until distribution is required to commence to be made under the rules of the Plan.

A participant may make a withdrawal from his vested account balance while still employed by the Participating Company in the event of immediate and heavy financial hardship as defined by the Plan document.

Withdrawal elections are a lump sum payment, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.


h. Participant Loans: Participants may receive a loan from the Plan in an amount equal to a minimum of $1,000 up to 50% of the participant's account balance, excluding the portion of the account balance relating to Company profit sharing contributions, not to exceed $50,000. A participant may not maintain more than one loan at a time. Loans bear an interest rate equal to the current prime rate plus 1%. Loans are repaid from payroll deductions over a period not to exceed five years. In the event of default on a loan, the Plan has the right to apply the participant's account balance in satisfaction on the unpaid principal and accrued interest on the loan.

i. Forfeitures: If a participant is not 100% vested at the time of distribution, the nonvested portion of his account is forfeited. Forfeited amounts related to profit sharing contributions are allocated to remaining participants, while forfeitures related to matching contributions are used to offset future Company contributions. This reduction is done in the year of the forfeiture and subsequent years until the forfeitures have been fully applied.

j. Reclassifications: Certain reclassifications has been made to the financial statements of prior periods to conform to the presentation for 1995.



2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Basis of Presentation: The significant accounting policies followed by the Plan are presented below to assist the reader in reviewing the financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

b. Administrative Expenses: Administrative expenses of the Plan are paid from the assets of the Trust and are netted against income from the Trust.

c. Contributions: The Company makes weekly payments to the Plan for employee contributions. Profit sharing contributions are made when final calculations of contribution amounts have been determined, which normally is within two months of the Plan's year end. Company and voluntary employee contributions are recorded in the period the employees are paid.

d. Investment Valuation and Income Recognition: The Trust's investments are stated at fair value except for its investments in the Capital Preservation Fund which are stated at contract value (Note 2e). Shares of mutual funds and investments in mortgage-backed securities are valued at quoted market prices. Investments in common stock of the Company and other companies are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.

The Trust's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainly related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

e. Investment in the Capital Preservation Fund: The Capital Preservation Fund consists primarily of investments in insurance company investment contracts. These contracts are included in the assets of the Capital Preservation Fund at contract value, which approximates fair value, as reported to the Trust by the trustee. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

The average yield for the Capital Preservation Fund was 7.1%, 7.6% and 8.2% for the year ended December 31, 1995, the period from July 3, 1994 to December 31, 1994 and the year ended July 2, 1994, respectively. The crediting interest rate for this fund was 6.8%, 7.4% and 7.6% at December 31, 1995, December 31, 1994
and July 2, 1994, respectively.

f. Payment of Benefits:  Benefits are recorded when paid.


3.INVESTMENTS HELD BY THE TRUST:

The trustee for the Plan is The Associated Bank Lakeshore, N.A.
in Manitowoc, Wisconsin. A summary of the net assets and changes in net assets of the Trust at December 31, 1995, December 31, 1994 and July 2, 1994 and for the year ended December 31, 1995, the period from July 3, 1994 to December 31, 1994 and the year ended July 2, 1994 are as follows (at fair value):



                                     Capital
                                 Preservation                     Balanced          GNMA
December 31, 1995                      Fund      Equity Fund        Fund         Bond Fund
- ---------------------            ------------    -----------   ------------    -----------
Cash and cash equivalents        $ 19,535,423   $     30,610   $     57,102    $    30,390
Deposits with insurance
 companies                        129,268,250             --             --             --
Mutual funds                               --      9,128,190     12,598,268      2,030,640
Investment in The Manitowoc
 Company, Inc. common stock                --             --             --             --
Participant loans                          --             --             --             --
Accrued Income                        787,318        478,750         49,910         11,678
                                 ------------    -----------    -----------    -----------
     Net assets                  $149,590,991     $9,637,550    $12,705,280    $ 2,072,708
                                 ============    ===========    ===========    ===========


                                   Small Cap       Company
December 31, 1995                     Fund       Stock Fund      Loan Fund     Total Funds
- ---------------------            ------------    -----------   ------------    ------------

Cash and cash equivalents          $   36,522     $   32,774      $      --    $ 19,722,821
Deposits with insurance
 companies                                 --             --             --     129,268,250
Mutual funds                        3,497,834             --             --      27,254,932
Investment in The Manitowoc
 Company, Inc. common stock                --      3,703,271             --       3,703,271
Participant loans                          --             --        191,216         191,216
Accrued Income                        724,409             --             --       2,052,065
                                 ------------    -----------    -----------    ------------
   Net assets                      $4,258,765     $3,736,045       $191,216    $182,192,555
                                 ============    ===========    ===========    ============





                                    Capital
                                 Preservation                      Balanced         GNMA
December 31, 1994                      Fund     Equity Fund           Fund      Bond Fund
- ---------------------            ------------    -----------   ------------    -----------

Cash and cash equivalents        $    177,726     $   82,087     $   85,898      $      --
Deposits with insurance
 companies                        157,237,446             --             --             --
Mutual funds                               --      4,772,319      8,259,031             --
Investment in The Manitowoc
 Company, Inc. common stock                --             --             --             --
Participant loans                          --             --             --             --
Accrued Income                        849,876        182,133         38,521             --
                                 ------------    -----------    -----------    -----------
     Net assets                  $158,265,048     $5,036,539     $8,383,450       $     --
                                 ============    ===========    ===========    ===========


                                   Small Cap       Company
December 31, 1994                     Fund       Stock Fund      Loan Fund     Total Funds
- ---------------------            ------------    -----------   ------------    ------------

Cash and cash equivalents           $      --     $  175,805       $     --   $    521,516
Deposits with insurance
 companies                                 --             --             --    157,237,446
Mutual funds                               --             --             --     13,031,350
Investment in The Manitowoc
 Company, Inc. common stock                --      1,641,780             --      1,641,780
Participant loans                          --             --        120,376        120,376
Accrued Income                             --             --             --      1,070,530
                                 ------------    -----------    -----------   ------------
     Net assets                     $      --     $1,817,585       $120,376   $173,622,998
                                 ============    ===========    ===========   ============





                                    Capital
                                 Preservation                      Balanced         GNMA
July 2, 1994                           Fund     Equity Fund           Fund      Bond Fund
- ---------------------            ------------    -----------   ------------    -----------

Cash and cash equivalents        $ 14,385,375     $   36,380    $    37,296      $      --
Deposits with insurance
 companies                        138,176,138             --             --             --
Mutual funds                               --      4,864,778     10,074,757             --
Investment in The Manitowoc
 Company, Inc. common stock                --             --             --             --
Participant loans                          --             --             --             --
Accrued Income                        762,225             --             --             --
                                 ------------    -----------    -----------    -----------
     Net assets                  $153,323,738     $4,901,158    $10,112,053      $      --
                                 ============    ===========    ===========    ===========


                                   Small Cap       Company
July 2, 1994                          Fund       Stock Fund      Loan Fund     Total Funds
- ---------------------            ------------    -----------   ------------    ------------

Cash and cash equivalents           $      --     $   58,094      $      --   $ 14,517,145
Deposits with insurance
 companies                                 --             --             --    138,176,138
Mutual funds                               --             --             --     14,939,535
Investment in The Manitowoc
 Company, Inc. common stock                --      1,483,138             --      1,483,138
Participant loans                          --             --        139,810        139,810
Accrued Income                             --             --             --        762,225
                                 ------------    -----------    -----------   ------------
     Net assets                     $      --     $1,541,232       $139,810   $170,017,991
                                 ============    ===========    ===========   ============







                                    Capital
                                 Preservation                      Balanced         GNMA
Year Ended December 31, 1995           Fund     Equity Fund           Fund      Bond Fund
- ----------------------------     ------------    -----------   ------------    -----------

Contributions                    $  3,033,565     $  821,395    $   954,313     $  150,907
Interest and dividends             10,612,046         75,303          6,581         68,524
Net appreciation in fair value
 of financial instruments                  --      2,068,380      2,360,985         92,086
                                 ------------    -----------   ------------    -----------
     Total additions               13,645,611      2,965,078      3,321,879        311,517

Benefits paid to participants     (13,000,023)      (618,715)    (1,003,385)       (68,385)
Other                              (9,319,645)     2,254,648      2,003,336      1,829,576
                                 ------------    -----------   ------------    -----------
     Net (decrease) increase       (8,674,057)     4,601,011      4,321,830      2,072,708

Net assets available for
 plan benefits:
  Beginning of year               158,265,048      5,036,539      8,383,450             --
                                 ------------    -----------   ------------    -----------
  End of year                    $149,590,991     $9,637,550    $12,705,280     $2,072,708
                                 ============    ===========    ===========     ==========


                                    Small Cap     Company
Year Ended December 31, 1995           Fund      Stock Fund      Loan Fund    Total Funds
- ----------------------------       ----------    -----------     ----------   ------------

Contributions                      $  375,436     $1,262,664       $     --   $  6,598,280
Interest and dividends                  1,541         85,364             --     10,849,359
Net appreciation in fair value
 of financial instruments             915,274        630,330             --      6,067,055
                                   ----------    -----------     ----------   ------------
     Total additions                1,292,251      1,978,358             --     23,514,694

Benefits paid to participants        (121,162)      (119,111)       (14,356)   (14,945,137)
Other                               3,087,676         59,213         85,196             --
                                   ----------    -----------     ----------   ------------
     Net (decrease) increase        4,258,765      1,918,460         70,840      8,569,557

Net assets available for
 plan benefits:
  Beginning of year                        --      1,817,585        120,376    173,622,998
                                   ----------    -----------     ----------   ------------
  End of year                      $4,258,765     $3,736,045       $191,216   $182,192,555
                                   ==========    ===========     ==========   ============





                                    Capital
Period from July 3, 1994 to      Preservation                      Balanced         GNMA
December 31, 1994                      Fund     Equity Fund           Fund      Bond Fund
- ----------------------------     ------------    -----------   ------------    -----------

Contributions                    $  2,888,143     $  281,781     $  423,904       $      -
Interest and dividends              5,595,849        182,340         38,771             --
Net appreciation in fair value
 of financial instruments                  --       (133,435)       100,371             --
                                 ------------    -----------   ------------    -----------
     Total additions                8,483,992        330,686        563,046             --

Benefits paid to participants      (5,882,660)       (43,660)      (115,047)            --
Other                               2,339,978       (151,645)    (2,176,602)            --
                                 ------------    -----------   ------------    -----------
     Net increase (decrease)        4,941,310        135,381     (1,728,603)            --

Net assets available for
 plan benefits:
  Beginning of period             153,323,738      4,901,158     10,112,053             --
                                 ------------    -----------   ------------    -----------
  End of period                  $158,265,048     $5,036,539     $8,383,450      $      --
                                 ============    ===========    ===========     ==========


Period from July 3, 1994 to         Small Cap     Company
December 31, 1994                      Fund      Stock Fund      Loan Fund    Total Funds
- ----------------------------       ----------    -----------     ----------   ------------

Contributions                       $      --     $  575,931      $      --   $  4,169,759
Interest and dividends                     --         36,580             --      5,853,540
Net appreciation in fair value
 of financial instruments                  --       (272,366)            --       (305,430)
                                   ----------    -----------     ----------   ------------
     Total additions                       --        340,145             --      9,717,869

Benefits paid to participants              --        (69,138)       (11,580)    (6,122,085)
Other                                      --          5,346         (7,854)         9,223
                                   ----------    -----------     ----------   ------------
     Net increase (decrease)               --        276,353        (19,434)     3,605,007

Net assets available for
 plan benefits:
  Beginning of period                      --      1,541,232        139,810    170,017,991
                                   ----------    -----------     ----------   ------------
  End of period                     $      --     $1,817,585       $120,376   $173,622,998
                                   ==========    ===========     ==========   ============





                                    Capital
                                 Preservation                      Balanced         GNMA
Year Ended July 2, 1994                Fund     Equity Fund           Fund      Bond Fund
- ----------------------------     ------------    -----------   ------------    -----------

Contributions                    $  6,045,024     $  513,030    $   815,076       $     --
Interest and dividends             11,548,764         90,576        120,218             --
Net appreciation in fair value
 of financial instruments                  --        (94,734)      (119,724)            --
                                 ------------    -----------   ------------    -----------
     Total additions               17,593,788        508,872        815,570             --

Benefits paid to participants     (10,380,614)      (285,914)      (388,819)            --
Other                              (3,938,358)       823,286      3,034,868             --
                                 ------------    -----------   ------------    -----------
     Net increase                   3,274,816      1,046,244      3,461,619             --

Net assets available for
 plan benefits:
  Beginning of year               150,048,922      3,854,914      6,650,434             --
                                 ------------    -----------   ------------    -----------
  End of year                    $153,323,738     $4,901,158    $10,112,053       $     --
                                 ============    ===========    ===========     ==========


                                    Small Cap     Company
Year Ended July 2, 1994                Fund      Stock Fund      Loan Fund    Total Funds
- ----------------------------       ----------    -----------     ----------   ------------

Contributions                        $     --     $  910,928       $     --   $  8,284,058
Interest and dividends                     --         54,036          2,417     11,816,011
Net appreciation in fair value
 of financial instruments                  --       (366,229)            --       (580,687)
                                   ----------    -----------     ----------   ------------
     Total additions                       --        598,735          2,417     19,519,382

Benefits paid to participants              --       (190,182)        (2,438)   (11,247,967)
Other                                       -        (21,790)        25,472        (76,522)
                                   ----------    -----------     ----------   ------------
     Net increase                          --        386,763         25,451      8,194,893

Net assets available for
 plan benefits:
  Beginning of year                        --      1,154,469        114,359    161,823,098
                                   ----------    -----------     ----------   ------------
  End of year                        $     --     $1,541,232       $139,810   $170,017,991
                                   ==========    ===========     ==========   ============


The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each participant's share of the Trust. The Company's percentage of the Plan's assets to the total assets of the Trust is 47%, 50% and 50% as of December 31, 1995, December 31, 1994 and July 2,
1994, respectively. The Plan's approximate allocated share of the net assets of each fund in the Trust at December 31, 1995, December 31, 1994 and July 2, 1994 were:


                                           December 31,
                                   ---------------------------
                                       1995            1994       July 2, 1994
                                   ------------    -----------    ------------
Capital Preservation Fund               48%             50%             50%
Equity Fund                             43%             39%             40%
Balanced Fund                           52%             61%             60%
GNMA Bond Fund                          37%             - %             - %
Small Cap Fund                          38%             - %             - %
Company Stock Fund                      54%             54%             55%
Loan Fund                              100%            100%            100%



Investments that represent five percent or more of total Trust assets as of December 31, 1995, December 31, 1994 and July 2,
1994 are as follows:



                                                      December 31,
                                              ----------------------------
                                                  1995            1994        July 2, 1994
                                              ------------    ------------    ------------
Balanced Fund
  The Brinson Trust Co.
     U.S. Balanced Fund                       $ 12,142,792    $      -        $  9,510,929


Capital Preservation Fund
   CIGNA Insurance Co.                              -           12,797,422      12,264,933
   New York Life Insurance Co.                      -           20,894,173      20,054,026
   Prudential Asset Management Co.                  -           10,182,381       9,886,408
   Metropolitan Life Insurance Co.                  -           11,014,008      10,679,735
   Commonwealth Insurance Co.                       -           10,418,565      10,150,933
   State Mutual Life Assurance Co.                  -           12,619,026      12,283,623
   Provident Life & Accident Insurance Co.          -           12,611,895          -
   Crown Life Insurance Co.                         -               -            9,530,182



4.BENEFITS PAYABLE TO WITHDRAWN PARTICIPANTS:

Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At December 31, 1995, December 1994, and July 2, 1994, $658,741, $607,938 and $403,025, respectively, included in net assets available for plan benefits is payable to terminated employees who have withdrawn from the Plan.


5.TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 1995, that the Plan and related trust are designed in accordance with the applicable Internal Revenue Code sections and the related Trust is therefore exempt from Federal income taxes under the provisions of Section 401(a) of the Code. The Plan's administrator believes that the Plan continues to be administered in accordance with the applicable provisions of the Code.


6.PLAN TERMINATION:

While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time subject to the provisions of ERISA. In the event of termination, each participant becomes fully vested in his entire participant account balance.





                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, all the members of the administrative committee, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 28th day of June, 1996.


                         THE MANITOWOC COMPANY, INC.
                         RSVP PROFIT SHARING PLAN



                           /s/  Fred M. Butler
                         ----------------------------
                         Fred M. Butler




                           /s/  Robert R. Friedl
                         ----------------------------
                         Robert R. Friedl




                           /s/  Philip Keener
                         -------------------------
                         Philip Keener




                           /s/  Robert K. Silva
                         -------------------------
                         Robert K. Silva









                            Exhibit Index

         THE MANITOWOC COMPANY, INC. RSVP PROFIT SHARING PLAN
                              FORM 11-K



                                                   Page Number in
                                       Filed       Sequentially
Exhibit No.         Exhibit            Herewith    Numbered Form 11-K
- ----------------------------------------------------------------------


23.1           Coopers & Lybrand LLP       X            22

23.2           Consent of Arthur
               Andersen LLP                X            23